UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.20549

                                    FORM 11-K

(Mark One):

     [ X ]       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                 THE SECURITIES EXCHANGE ACT OF 1934.
                 For the fiscal year ended December 31, 2004.

     [   ]       TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934.
                 For the transition period from __________ to __________.

                          Commission File Number 1-6364

        A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                    South Jersey Industries, Inc. 401(k) Plan

        B. Name of issuer of the securities held pursuant of the plan and the address of its principal executive office:

                          SOUTH JERSEY INDUSTRIES, INC.
                             One South Jersey Plaza
                                Folsom, NJ 08037


_______________________________________________________________________________


                    South Jersey Industries, Inc. 401(k) Plan

               Financial Statements as of and for the Years Ended
            December 31, 2004 and 2003, Supplemental Schedules as of
              December 31, 2004, and Independent Auditors' Report


SOUTH JERSEY INDUSTRIES, INC. 401(K) PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                    Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM              1

FINANCIAL STATEMENTS AS AND FOR THE YEARS ENDED
 DECEMBER 31, 2004 AND 2003:

   Statements of Net Assets Available for Benefits                   2

   Statement of Changes in Net Assets Available for Benefits         3

   Notes to Financial Statements                                    4-7

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2004:

   Schedule H, Item 4i -
     Schedule of Assets Held for Investment Purposes                 8

   Schedule H, Item 4j -
     Schedule of Reportable Transactions                             9

                                 - Cover -


Report of Independent Registered Public Accounting Firm


To the Trust Committee and Participants of the South Jersey Industries, Inc. 401(k) Plan:


We have audited the accompanying statements of net assets available for benefits of the South Jersey Industries, Inc. 401(k) Plan (the "Plan") as of
December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at December 31, 2004, and of reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2004 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Philadelphia, PA
June 29, 2005

SOUTH JERSEY INDUSTRIES, INC. 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003
--------------------------------------------------------------------------------


ASSETS                                                2004               2003

INVESTMENTS:
  Cash                                           $    45,304        $    21,895
  South Jersey Industries, Inc. common stock-
    at fair value                                 70,692,113         54,830,968
  Mutual Funds-at fair value                       9,069,718          5,686,901
  Common/Collective Trusts-at fair value           2,565,470          1,389,016
  Participant Loan Funds                             214,434            150,333
                                                 -----------        -----------

           Total investments                      82,587,039         62,079,113
                                                 -----------        -----------

CONTRIBUTIONS RECEIVABLE:
  Participants                                       238,932            206,421
  Employer                                            68,758             65,455
                                                 -----------        -----------

           Total contributions receivable            307,690            271,876
                                                 -----------        -----------

NET ASSETS AVAILABLE FOR BENEFITS                $82,894,729        $62,350,989
                                                 ===========        ===========

See notes to financial statements.

SOUTH JERSEY INDUSTRIES, INC. 401(K) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2004 AND 2003
--------------------------------------------------------------------------------


                                                        2004            2003

ADDITIONS:
  Dividends and interest                            $ 2,553,419     $ 2,024,500
  Net appreciation in fair value of investments      16,845,465      11,273,722
  Participant contributions                           3,251,573       2,923,141
  Employer contributions                                957,116       1,032,882
  Transfers of assets from the Employee's
    Stock Ownership Plan of South Jersey
     Industries, Inc. and Subsidiaries                                2,337,874
                                                    -----------     -----------

            Total additions                          23,607,573      19,592,119
                                                    -----------     -----------

DEDUCTIONS:
  Benefits paid to participants                       3,063,711       3,793,582
  Administration Fees                                       122               0
                                                    -----------     -----------

            Total deductions                          3,063,833       3,793,582
                                                    -----------     -----------

INCREASE IN NET ASSETS                               20,543,740      15,798,537

NET ASSETS AVAILABLE FOR BENEFITS-
  Beginning of year                                  62,350,989      46,552,452
                                                    -----------     -----------

NET ASSETS AVAILABLE FOR BENEFITS-
  End of year                                       $82,894,729     $62,350,989
                                                    ===========     ===========

See notes to financial statements.

SOUTH JERSEY INDUSTRIES, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003
--------------------------------------------------------------------------------


1.    DESCRIPTION OF THE PLAN

      The following description of the South Jersey Industries, Inc. 401(k) Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

      General-The Plan is a defined contribution plan covering substantially all full time employees of South Jersey Industries, Inc. and Subsidiaries (the "Company") and part-time employees who have one or more years of service. The Compensation Committee of the Board of Directors of the Company controls and manages the operation and administration of the Plan. Merrill Lynch Trust Company serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      Contributions-Each year, participants may contribute a percentage of their pretax compensation with the Company matching the contributions, as defined by the Plan.

        o Prior to July 1, 2001, participants were allowed to contribute up to 10 percent of their pretax annual compensation, with the Company matching 50% of the participant contribution up to the Internal Revenue Code ("IRC") limits.

        o Effective July 1, 2001, the Plan was amended, allowing participants to contribute up to 15 percent of their pretax annual compensation, with the Company matching 50% of the participant contribution up to the IRC limits.

        o Effective January 1, 2003, an amendment was made to the Plan allowing the plan to do the following:

                Increase the amount of compensation that can be deferred into the Plan from 15% to 75%;

                Provide for a higher rate in matching contributions for certain employees from 50% of the first 6% of salary deferral contributions to 50% of the first 8% of salary deferral contributions;

                Allow for an after-tax contribution to the Plan by certain employees of the cash equivalent of their unused personal and vacation time off for the plan year;

                Provide for a year-end contribution for certain employees;

                Permit all participants to diversify their holdings in the Capital Stock Fund regardless of age;

                Change the vesting schedule for all employer contributions to a three-year cliff vesting schedule; and

                Incorporate the final regulations promulgated by the Internal Revenue Service on minimum required distributions.

        o Effective November 1, 2004, the Plan was amended to permit eligible employees who are members of I.A.M Locals S76, S95 and 1293 to elect to contribute as a salary deferral for 2004 the ratification bonus awarded pursuant to the Memorandum of Understanding between South Jersey Gas Company and the respective Locals.

      Per the Plan guidelines, additional amounts may be contributed at the discretion of the Company's Board of Directors. Contributions are subject to certain IRC limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

      Participant Accounts-Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and allocations of
      (1) Company discretionary contributions and (2) Plan earnings, and charged with an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      Investments-Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers the following investment options:


                   Name                                          Objective

       South Jersey Industries, Inc. - common stock         Growth & Income
       Merrill Lynch - Retirement Preservation Trust        Capital Preservation
       Manager Special Equity Fund                          Growth
       JP Morgan Equity Growth Fund                         Growth  & Income
       ING International Value Fund                         Growth
       Merrill Lynch Bond Fund                              Growth  & Income
       Merrill Lynch Basic Value Fund                       Growth  & Income
       Merrill Lynch S&P 500 Index Fund                     Growth  & Income
       Lord Abbett Mid Cap Value Fund                       Growth


      Vesting-Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service. A participant is 100 percent vested after three years of credited service. Forfeited balances of terminated participants are used to reduce future Company contributions.

      Participant Loans-Participants may borrow from their fund accounts up to a maximum of $50,000 or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with local prevailing rates as determined quarterly by the plan administrator.

      Payment of Benefits-On termination of service for any reason, a participant will receive a lump-sum amount equal to the value of the participant's vested interest in his or her account.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting-The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

      Use of Estimates-The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

      Investment Valuation and Income Recognition-Investments in South Jersey Industries, Inc. common stock are stated at market value, which represents the closing price for the stock as traded on the New York Stock Exchange. All other investments are stated at fair value as determined by Merrill Lynch Trust Company based on quoted market prices.

      Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      Expenses-Administrative expenses of the Plan are paid by either the Plan or the Company, as provided in the Plan Document.

      Payment of Benefits-Benefit payments to participants are recorded upon distribution.

3.    INVESTMENTS EXCEEDING 5% OF NET ASSETS AVAILABLE FOR BENEFITS

      The following is a summary of investments of the Plan that exceed 5% of the net assets available for benefits.

                                                            December 31,
                                                    ----------------------------
                                                       2004             2003

      South Jersey Industries, Inc. common stock    $70,692,113      $54,830,968

      Investments in South Jersey Industries, Inc. common stock are stated at market value, which was $52.56 per share at December 31, 2004, $40.50 per share at December 31, 2003, and represents the closing price for the stock as traded on the New York Stock Exchange. All other funds are also stated at market value as determined by the trustee based on quoted market prices.

4.    PLAN TERMINATION

      Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their accounts.

5.    FEDERAL INCOME TAX STATUS

      The Internal Revenue Service has determined and informed the Company by a letter dated September 16, 2003, that the Plan and related trust, as then designed, were in accordance with the applicable regulations of the Internal Revenue Code. The Plan has not been amended since receiving the determination letter. However, the Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6.    PLAN MERGER

      On August 28, 2003, the Board of Directors of South Jersey Industries, Inc. approved a resolution whereby the assets from the Employees' Stock Ownership Plan of South Jersey Industries, Inc. and Subsidiaries (the "ESOP") would be merged with the Plan. The merger and transfer of the ESOP assets took place on October 1, 2003, thereby terminating the ESOP. The fair market value of the transferred assets was $2,337,874 at the time of the merger, with all assets being transferred to the Plan.

                                     ******
                                      - 7 -


SOUTH JERSEY INDUSTRIES, INC. 401(K) PLAN

SCHEDULE H, ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2004
-------------------------------------------------------------------------------------------------------------------


Identity of                                                                                             Current
Party Involved                                 Description of Asset                      Cost            Value

Merrill Lynch Trust             * Cash                                                 $     45,304    $     45,304
South Jersey Industries, Inc.   * South Jersey Industries, Inc. common stock             55,410,127      70,692,113
Merrill Lynch Trust             * ML Retirement Preservation Trust                        2,246,025       2,246,025
Merrill Lynch Trust             * ML Retirement Preservation Trust GM                       319,445         319,445
Merrill Lynch Trust             * Managers Spec Equity Fund                                 182,377         206,999
Merrill Lynch Trust             * Managers Spec Equity GM                                   440,868         503,996
Merrill Lynch Trust             * Mercury TTL Ret BD Distributor                                  2               2
Merrill Lynch Trust             * JP Morgan Equity Growth                                   381,888         399,054
Merrill Lynch Trust             * JP Morgan Equity Growth GM                                504,230         526,739
Merrill Lynch Trust             * ING International Value Fund CL A                       1,029,626       1,176,522
Merrill Lynch Trust             * ING International Value Fund CL A-GM                      926,482       1,055,940
Merrill Lynch Trust             * ML Basic Value Fund CL A                                  596,313         622,995
Merrill Lynch Trust             * ML Basic Value, Fund CL A GM                              489,379         507,839
Merrill Lynch Trust             * ML Bond Fund - Core BD Port A                             805,574         806,637
Merrill Lynch Trust             * ML Bond FD - Core BD PRT CL A GM                          957,642         961,718
Merrill Lynch Trust             * ML S&P 500 Index Fund CL I                              1,345,176       1,454,177
Merrill Lynch Trust             * Lord Abbt Mid Cap Val CL P                                322,931         369,742
Merrill Lynch Trust             * Lord Abbt Mid Cap Val P GM                                408,585         477,358
Plan Participants               * Participant Loan Fund                                     214,434         214,434
                                                                                       ------------    ------------

                                                                                       $ 66,626,408    $ 82,587,039
                                                                                       ============    ============

*Indicates party-in-interest to the Plan.

                                      - 8 -


SOUTH JERSEY INDUSTRIES, INC. 401(K) PLAN

SCHEDULE H, ITEM 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------


No Reportable Transactions Noted.

                                      - 9 -


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Chairman of the Trust Committee of South Jersey Industries, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   SOUTH JERSEY INDUSTRIES, INC.



Date:   June 29, 2005        BY:   /s/ David A. Kindlick
      -----------------            --------------------------------
                                   David A. Kindlick
                                   Chairman, Trust Committee
                                   Vice President and Chief Financial Officer